UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Company:

Data Gran, Inc.

Legal status of Company:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Utah

Date of Organization:

February 5, 2014

Physical Address of Company:

1330 East Hansen Hollow Place, Millcreek Utah, United States

Website of Company:

https://myaudea.com/

Current Number of Employees:

0 employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$284,706	$284,706
Cash & Cash Equivalents	$3,220	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$25.364	$47,906
Revenues/Sales	$0	$5,274
Cost of Goods Sold*	$0	$1,391
Taxes Paid	$0	$0
Net Income/(Net Loss)	$0	$(310,877)

Cost of Revenues

Table of Contents

FORM C-AR



April 26, 2023

Audea Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Data Gran, Inc. ("**Audea,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.datagran.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe,"

"may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The Company also certifies that the attached financial statements are true and complete in all material respects.

/s/ Douglas Kihm
_____
(Signature)

Douglas Kihm
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Douglas Kihm
_____
(Signature)

Douglas Kihm
_____
(Name)

Director
_____
(Title)

April 26, 2023
_____
(Date)

/s/ Lloyd Stewart
_____
(Signature)

Lloyd Stewart
_____
(Name)

Director
_____
(Title)

April 26, 2023
_____
(Date)

3

/s/ Lloyd Brown

(Signature)

Lloyd Brown

(Name)

Director

(Title)

April 26, 2023

(Date)

Instructions.

1.   The form shall be signed by the Company, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 26, 2023

Audea Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Audea Inc. is a Utah corporation initially formed under the name Streamz, Inc. on February 5, 2014. The company changed its name to Audea Inc. on August 7, 2018. The company's principal office in the State of Utah is located at 1330 East Hansen Hollow Place, Millcreek, UT 84124.

The Company's website is https://myaudea.com/

The Company is headquartered and qualified to conduct business in Utah. The Company also capable and qualified to sell its products and services through the Internet and throughout the United States.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

Audea Inc.'s mission is to dramatically enhance people's entertainment experience with revolutionary, ultra-smart, high-quality speakers and headphones. According to our research, we're the first all-in-one entertainment system that you don't need a smartphone to browse and play music.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase with no profitability and we are just beginning to implement our business plan. There can be no assurance that we will ever sell our product in any substantial volume or operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies such as our Company. The Company may not be successful in achieving the objectives necessary for it to overcome these risks and uncertainties.

The Company has had to suspend operations until it raises sufficient amount of capital to restart operations.

The Company has had to suspend operations until it raises sufficient amount of capital to restart operations. In order to achieve the Company's near and long-term goals, the Company needs to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to restart operations and execute our business plan, and if so we may be forced to cease all operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has very limited if no sales and future sources of revenue may not be sufficient to meet our future capital needs. We will require additional funding to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to purchase components and meet our contractual obligations to our customers. Our ability or inability to satisfy our obligations to our customers may be adversely affected if vendors do not provide the agreed- upon services. Likewise, the quality of our services may be adversely impacted if companies to whom we depend on do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

One of the Company's most valuable assets is its intellectual property. The Company's owns a patent on its autonomous smart headphone technology plus several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may result in use of the Company's capital.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors may be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell the affected product and therefore your investment in the Company may be affected. The Company's product generally needs to be compliant with safety agency approvals that are required by the countries the Company plans to ship its products into. Before marketing its products in the United States, the Company obtains and maintains Underwriters Lab (UL) agency safety certification and FCC Part 15 Class B agency certification for electromagnetic emissions since its hardware products including its smart speakers and headphones are digital devices that are marketed for use in a residential environment. In advance of marketing its products in Europe the Company obtains and maintains the CE mark which stands for European Conformity. The CE mark is the equivalent of the UL safety testing, and FCC testing per a EMC Directive 1hich is part of the CE standards. If the Company plans on marketing its products in other countries it obtains and maintains in advance the required certification(s) for those countries as well.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, fulfillment and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we may experience delays, defects, errors, or other problems nth their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a business and product that relies at least in part on the internet, we may be vulnerable to hackers who may access the data of our investors and the Company companies that utilize our platforn1. Further, any significant disruption of the internet services that Audea Inc. and/or its products rely on could reduce the attractiveness of the product and result in a

loss of investors, customers and companies interested in purchasing and using our products. Further, we rely on a third-party internet technology provider to provide some of our data back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Audea Inc. could
harm our reputation and materially negatively impact our financial condition and business.

Changes in Technology

The Company believes that the production methods, technologies and equipment it intends to utilize enjoy certain competitive advantages including superior performance and cost-effectiveness. Although the firm is not aware of any other products currently being developed which could challenge the status of the methods, technologies or equipment it intends to employ, there can be no assurance that future developments in technology will not make the company's production methods and/or marketing programs non-competitive, obsolete or significantly reduce the operating margins of the company or the expected demand for the company's products or otherwise negatively impact the profitability of the company.

Economic Climate
An economic recession or period of high unemployment, inflation or high energy costs, particularly as such may adversely impact the operating environment of the enterprise, could also have a significant adverse effect on the ability of the company to achieve its business and financial objectives.

Dependence on Key Personnel

The Company will initially be largely dependent on the management services of Douglas Kihm who has an employment contract with the Company. While it is believed that Douglas Kihm services will continue to be available to the Company, should his services cease to be available, the company's business might be adversely affected and there can be no assurance that the company would be able to find a qualified successor(s) and/or obtain the services of such successor(s) on terms favorable to the Company. The Company has not obtained ·key man· insurance on any of its officers, directors or employees and, at present, has no plans to do so.

**BUSINESS**

Description of the Business

Audea Inc.'s mission is to dramatically enhance people's entertainment experience with revolutionary, ultra-smart, high-quality speakers and headphones. Our ultra- smart speaker and ultra smart headphones are based on patented "autonomous" technology. According to our research, we're the first all-in-one entertainment system that you don't need a smartphone to browse and play music.

The Company believes its products uniquely fill an unserved, high-end sector of the smart speaker and headphones market. The total global market for smart speakers is projected to grow to $35.5 billion by 2025 while the smart headphones market is projected to reach $21.8 billion by 2025 based on projections provided by marketing research firms Statista and Allied Market Research.

Business Plan

The Company has begun to ship its AUDEA Ql and TRIO 1 smart speakers. With a successful capital offering, the company plans to ramp up sales and release the AUDEA Q2, the TRIO 2 ultra- smart speaker, and the Streamz ultra-smart headphones.
.
The Company's Products and/or Services

Product / Service	Description	Current Market
Audea Q1 and TRIO 1	Smart Autonomous Speakers	Consumer Retail. License technology to Original Equipment Manufacturers (OEM).

Competition

(1)   While the Company is not aware of any direct competition with a smart speaker or smart headphones that can run apps and incorporate all of AUDEA's unique features, there are many traditional smart speakers and smart headphones available that may incorporate some of AUDEA's unique features. Other conventional, non-display, non- app player smart speakers like the Amazon® Echo or Sonos® require the use of a phone or desktop computer to run a music app so you can browse your music in the app. AUDEA does not require a separate phone or computer to run a music app to browse and play music.

(2)   The Company is not aware of any competitive autonomous smart headphones available in the market. The only smart, voice-controlled headphones the Company is aware of are ones that depend on a Bluetooth-connected smartphone to operate. The Company's autonomous headphones incorporate everything inside, so they don't depend on a Bluetooth-connected smartphone to operate. The Company is also not aware of any smart headphones that incorporate a high definition ("HD") music player like the AUDEA headphones which the Company believes enhances the audio quality of the music.

(3)   AUDEA® is not limited to running specific music services supported by the manufacturer of the smart speaker like traditional smart speakers since it incorporates an app processor and displays that lets you run virtually any of thousands of music apps. With AUDEA, you can browse all of your music and have access to the app's unique valuable features such as curated and manually created playlists, displayed lyrics, social artist updates, genres, and many others.

(4)   These traditional basic sn1art speakers are essentially WiFi streaming speakers that cannot actually run the app, but rather, they simply cast or stream the music from the n1usic service cloud-based server or from a computer or smartphone. If they have a display (otherwise known as a "smart display"), they can only display for simple purposes and play music that has already been selected using a voice command, a phone, or a computer. They do not allow you to browse millions of songs, albums, genres, curated and manually created playlists, or stored collections of purchased music without using a phone or computer.

(5)   AUDEA® also uniquely incorporates onboard storage and a cloud-based music player so you can play your collection of purchased music from local onboard stored, network-attached storage, or cloud-based storage. AUDEA® offers other unique features such as a 13-band equalizer, a handheld remote, and both input and output audio device ports.

9

Customer Base

Our primary customers are consumers that purchase our products on our online store. All sales are either retail consumer sales or technology licenses to Original Equipment Manufacturers (OEM).

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The issued utility patent gives the company the legal right to exclude others from making, using, or selling an autonomous voice-controlled headphone for 20 years.

"Autonomous" means everything is built-in to the headphones and is not dependent on any other ancillary device such as a smart phone.

On April 20, 2018 the company received a Notice of Allowance in connection with the below-identified patent application. Included in the 21-claim patent is a broadly defined user-programmable ("smart") headphones: "that provide voice control through recognition and synthesis a voice recognition and synthesis system which provides the ability to vocally search, select for audio files from wired and wireless sources and to control the playback of media, and to program the listening device".

On September 19, 2020 the company was allowed all 9 newly submitted supplemental Utility Patent claims for a total of 30 allowed claims. These 9 new claims further strengthen and broaden our patent of autonomous smart voice-controlled headphones.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through confidentiality agreements with Company employees, vendors and consultants.

Domain Names

The Company owns the https://myaudea.com/ domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities. There is currently no one receiving any compensation.

Officers and Directors Name: Douglas Kihm
Douglas Kihm's current primary role is with the Company.
Positions and offices currently held with the Company:
- Position: Chief Executive Officer
    Dates of Service: February OS, 2014 – Present

Responsibilities: Mr. Kihm's primary responsibilities include making major corporate decisions, strategic planning, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors and corporate operations and being the public face of the company.

- Position: President

Dates of Service: February OS, 2014- Present
Responsibilities: Manages the day-to-day operational activities of the company.

- Position: Corporate Secretary

Dates of Service: February OS, 2014 - Present
Responsibilities: Acts as signatory on corporate documents, assists in corporate governance audits, and assists directors with corporate affairs including board meetings and shareholder communications.

- Position: Chairman of the Board

Dates of Service: February OS, 2014 - Present
Responsibilities: Serves as the primary point of contact for every board member on board issues. Sets and assigns tasks, goals and objectives for the board and ensures that they are met. Assigns committee chairs.

Other business experience in the past three years:

- Employer: Mozaex LLC

Title: CEO
Dates of Service: July 08, 2008 - December 31, 2020
Responsibilities: Douglas Kihm has been serving in Mozaex LLC in title only since the company transferred the intellectual property relative to Audea's business including smart audio technology and the related patents to Audea Inc. on October 3, 2014. Mozaex LLC still owns other intellectual property related to its movie server business; hov.,ever, that business is no longer active.

Name: Lloyd Stewart
Lloyd Stewart's current primary role is with the Company. Positions and offices currently held with the Company:
- Position: Chief Financial Officer

Dates of Service: July 20, 201S - Present
Responsibilities: Mr. Stewart's primary responsibility is managing the financial actions of a company. His duties include tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions plus preparing company valuations and preparing the company for a sale or public offering. Lloyd Stewart has in place an Employment Agreement and an Introducers Fee Agreement that provides compensation if he is successful in locating and raising funds for the con1pany.

Other business experience in the past three years:

- **Employer:** Northstar Pacific LLC

Title: Owner, Manager
Dates of Service: September 12, 2012 - Present
Responsibilities: He is the owner, sole proprietor, and managing director of this company which provides financial consulting services.

Name: Lloyd Brown

Lloyd Brown's current primary role is with the Company. Positions and offices currently held with the Company:
- **Position:** Director

Dates of Service: May 06, 2016 - Present
Responsibilities: As a Board Director, Mr. Brown is responsible for ensuring that appropriate organizational policies and structures are in place, assisting in the development of a strategic plan for the organization, and assisting in the hiring of an effective management team. Mr. Brown does not have any agreement in place with the company and has not received any cash compensation from the company for his services as a member of the board and consultant. He has received 50,000 shares of common stock in exchange for providing marketing and financial consulting services for the company. Mr. Brown is not receiving any compensation at this time.

Name: Tim Simonsen
Tim Simonsen's current primary role is with Colliers International Utah.
Positions and offices currently held with the Company:

- **Position:** Director

Dates of Service: November 05, 2014 - Present

Responsibilities: As a Board Director, Mr. Simonsen is responsible for ensuring that appropriate organizational policies and structures are in place, assists in the development of a strategic plan for the organization, and assists in the hiring of an effective management team. Mr. Simonsen does not have any agreement in place with the company and has not received any cash or other form of compensation from the company for his services as a member of the board. Mr. Simonsen is not receiving any compensation at this time.

Other business experience in the past three years:

- Employer: Colliers International Utah

Title: Partner, Senior Executive Vice President Dates of Service: January 01, 2005 - Present

Responsibilities: Mr. Simonsen's responsibilities include sales, leasing, development, property management and finance of real estate projects.

Name: Duane Bush

Duane Bush's current primary role is with Colliers International.
Positions and offices currently held with the Company:

- Position: Director

Dates of Service: November OS, 2014- Present

Responsibilities: As a Board Director, Mr. Bush is responsible for ensuring that appropriate organizational policies and structures are in place, assisting in the development of a strategic plan for the organization, and assisting in the hiring of an effective management team. Mr. Bush does not have any agreement in place with the company and has not received any cash or other form of compensation from the company for his services as a member of the board. Mr. Bush is not receiving any compensation at this time.

Other business experience in the past three years:

- Employer: Colliers International

Title: Vice President, Mergers & Acquisitions Dates of Service: April 01, 2018 - Present

Responsibilities: Duane brings over 35 years of business ownership and mergers & acquisitions experience to Colliers International. Duane has successfully managed and closed hundreds of transactions locally, nationally and overseas in the main street and lower middle-market arenas., representing both buyers and sellers.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Utah law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

There currently are no employees receiving compensation.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has authorized Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 4,760,669 outstanding.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	4,760,669
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Outstanding Debt

The Company has the following debt outstanding:

- Creditor: Electronics Parts Supplier Amount Owed: $11,050.00

Interest Rate: 0.0%
Maturity Date: November 15, 2022

- Creditor: Rent

Amount Owed: $9,200.00 Interest Rate:0.0%
Maturity Date: October 22, 2022

- Creditor: Tyler G. Amount Owed: $3,102.50 Interest Rate: 0.0%

Maturity Date: August 25, 2022
The company currently owes Tyler Gilbert $3,102.50 for work performed in the past as an engineering consultant. Mr. Gilbert has not set any terms on the outstanding invoice. The company plans to pay Mr. Gilbert the outstanding invoice and offer him a position in the company as the Chief Technology Officer. No compensation plan has been contemplated for this position.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock

Type of security sold: Equity
Final amount sold: $1,756,450.00
Number of Securities Sold: 4,033,246
Use of proceeds: Research, development, inventory and production
Date: December **14,** 2021
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note

Final amount sold: $640,000.00
Use of proceeds: R&D and working capital
Date: August 25, 2020
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note

Final amount sold: $25,000.00 **Use of proceeds:** Working capital **Date:** December 20, 2021
Offering exemption relied upon: 506(b)

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Douglas Kihm	1,111,246	Common Stock	26.89
Lloyd Brown	I,154,000	Common Stock	29.25
Lloyd Brown	55,000	Preferred Stock	29.25

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

Audea Inc. is a Utah corporation initially formed under the name Streamz, Inc. on February 5, 2014. The company changed its name to Audea Inc. on August 7, 2018. The company's principal office in the State of Utah is located at 1330 East Hansen Hollow Place, Millcreek, UT 84124.

After an unsuccessful Crowdfund CF Offering the Company temporarily suspended operation on August 20, 2020 until the Company closes on new funding. There has been no substantive sales or expenses since August 20, 2023.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of April 24, 2023, the Company had an aggregate of $2,472 in cash and cash equivalents.

Liquidity and Capital Resources

In April 2022, the Company completed an offering pursuant to Regulation CF and raised an estimated $176,463, subject to investor confirmations.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as Exhibit B.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to affect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Name of Entity: Tyler Gilbert

Relationship to Company: Engineering Consultant

Nature/ amount of interest in the transaction: The company was considering offering Tyler Gilbert a position as the Chief Technical Officer (CTO) but never did offer him a position and the company is indebted to him in the amount of $3,102.50 for past engineering consultant work performed for the company.

Material Terms: The company currently owes Tyler Gilbert $3,102.50 for work performed in the past as an engineering consultant. Mr. Gilbert has not set any terms on the outstanding invoice. The company plans to pay Mr. Gilbert the outstanding invoice and offer him a position in the company as the Chief Technology Officer. No compensation plan has been contemplated for this position.



Springer & Company, PLLC • Certified Public Accountants • Business Advisors

Audea, Inc.

Financial Statements

December 31, 2020

Springer & Company, PLLC • 11294 South Woodhill Drive • Sandy UT 84092-5376

ph. 801-565-1201 • fax 801-565-1202

springercompanycpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Audea, Inc.
Salt Lake City, UT

We have received the accompanying financial staten1ents of Audea, Inc. (a corporation), which comprise the statement of financial position as of December 31, 2020 and 2019, and the related statements of income and state1nents of changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to manage1nent's financial data and 1naking inquiries of con1pany management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free fron1 material 1nisstaten1ent whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of A1nerica. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Audea, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Springer & Company, PLLC • 11294 South Woodhill Drive • Sandy UT 84092-5376
ph. 801-565-1201 • fax 801-565-1202
springercompanycpa.com

Going Concern

The accompanying restated financial statements have been prepared assuming that the Company ,viii continue as a going concern. As discussed in Note 3 to the financial statements, without additional financing there is substantial doubt about the Company's ability to continue as a going concern. Manage1nent's evaluation of the events and conditions and manage1nent's plans regarding these n1atters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.


Springer & Company

Springer & Company, PLLC
Sandy, UT

November 22, 2021

Audea, Inc.
Statement of Financial Position
As of December 31, 2020 and 2019

	2020	2019
Assets		
Current Assets		
Cash and cash equivalents	$0	44,768
Inventory	141876	119,915
	141876	164,683
Property, Plant & Equipment		
Molds	67 830	54 330
Other Assets		
Intellectual property	75 000	75 000
Total Assets	$ 84,206	$ 90,013

Liabilities & Stockholders' Equity

	2020	2019
Current Liabilities Accounts payable Accrued interest	$ 25,364	$ 25,588
	22,542	
Notes payable (see note 2)	719,252	615,000
	767,158	640,588

Stockholders' Equity		
Common stock, $.001 Par value. 20,000,00 authorized. 3,736,100 and 2,983,100 outstanding. 19	3,736	2,983
Preferred stock Series 1, $.001 Par value. 100,000 authorized. 100,000 (2020) and 100,000 (2019) outstanding. Preferred stock Series A, $10 Par value. 0 shares issues and O shares outstanding.	100	100
Additional paid-in capital Retained	1,796,164	1,621,917
earnings	(2,282,452)	(1,971,575)
	(482,452)	(346,575)
	$284,206	294.013

See accompanying notes.

Audea, Inc.
Statements of Income
For the years ended December 31, 2020 and 2019

	2020	2019
Revenues		
Product sales	$ 5,274	$
Cost of Goods Sold	1,391	
Gross Profit	3,883	
Expenses		
Accounting	1,595	500
Assembly		17,612
Business licenses and permits	634	144
Car expenses	1,260	1,476
Computer and internet expenses	1,765	
Consulting expenses	14,212	84,003
Donation		32
Employee health		601
Insurance expense	1,500	1,712
Interest expense	77,843	77,511
Internet and license fees	7,776	8,585
Legal fees	2,008	794
Office supplies	2,035	2,039
Payroll	65,044	5,000
Postage and delivery	5,765	3,415
Rent	22,507	37,792
Research and development	88,671	143,204
Sales and marketing	29,520	39,494
Sales tax	116	110
Storage	2,101	1,860
Taxes and licenses	100	242
Telephone	6,062	5,981
Travel	1,052	1,273
Utilities	1,644	1,926
	333,210	435,306
Other Income		
PPP Loan forgiveness	18,450	
Net Loss	$ (310,877)	$ (435,306)

See accompanying notes.

Audea, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2020 and 2019

	Capital Stock		Additional Paid-in Capital		Retained Earnings		Total
Balance, December 31, 2018	$	2,407	$	1,437,593	$	(1,536,269)	$ (96,269)
Stock issuance		676		184,324			185,000
Net Loss						(435,306)	(435,306)
Balance, December 31, 2019	$	3,083	$	1,621,917	$	(1,971,575)	$ (346,575)
Stock issuance		753		174,247			175,000
Net Loss						(310,877)	(310,877)
Balance, December 31, 2020	$	3,836	$	1,796,164	$	(2,282,452)	$ (482,452)

See accompanying notes.

Audea, Inc.

Statements of Cash Flows

For the years ended December 31, 2020 and 2019

		2020		2019
Cash Flows From Operating Activities				
Net Loss	$	(310,877)	$	(435,306)
Depreciation and amortization				
(Increase) decrease in:				
Inventory		(21,961)		(119,915)
Increase (decrease) in:				
Accounts payable		(224)		(23,722)
Accrued interest		22,542		
Net cash used by operating activities		(310,520)		(578,943)
Cash Flows From Investing Activities				
Molds acquisitions		(13,500)		(54,330)
Intellectual property				
Net cash used by investing activities		(13,500)		(54,330)
Cash Flows From Financing Activities				
Issuance of notes payable		104,252		490,000
Issuance of common stock		175,000		185,000
Net cash provided by financing activities		279,252		675,000
Net decrease in cash	$	(44,768)	$	41,727
Cash and cash equivalents at beginning of year		44,768		3,041
Cash and cash equivalents at end of year	$		$	44,768
Supplemental Disclosures				
Interest paid	$	32,891	$	30,280
Income taxes paid	$		$	

22

See accompanying notes.

AUDEA, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Audea Inc. ("the Company") was incorporated on February 05, 2014, in the State of Utah for the purpose of manufacturing Smart Audio products

Basis of Preparation

The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

The Company's financial statements are prepared in U.S. dollars, which is the primary currency used in its industry.

Deferred Income Taxes

For income tax reporting, the Company uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. Also, for income tax reporting, unrealized holding gains and losses on marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and amounts receivable from credit card companies to be cash equivalents. Credit card receivables are short term, highly liquid in nature, and typically convert to cash within three days of the sales transaction.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses, during the reporting periods. Actual results could differ from those estimates.

Inventory

The Company's inventory is valued at the lower of cost (average cost) or net realizable value.

AUDEA, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - DEBT AND BORROWINGS:

The company obtained SBA Payroll Protection Plan (PPP) Loan amounting $18,450 in 2020. The Company expects that this loan will be forgiven based on guidance from the SBA.

The Company has a total of $640,000 of convertible notes outstanding at a convertible share price of $1.00 per share which represents an outstanding 640,000 shares of common stock when converted. In addition, there are 100,556 shares reserved for accrued interest which totals 740,556 shares of common stock that is outstanding. The Note holders have agreed in a signed document entitled "Conversion Agreement-Signed-Dated 31 March 2021" to convert their Note to shares at the time of the closing of either a Reg CF or Reg D Series A offering.

NOTE 3 - GOING CONCERN

The Company has historically been a research and development company and as a result has had limited revenue. The Company has raised $2.6 million which includes $1.9 million in capital stock and $640,000 in convertible notes from private investors who have agreed to convert their notes pending the closing of an offering. The Company has incurred a net loss of $310,877 during the year ended December 31, 2020, and as of that date, the Company liabilities exceeded its assets by $482,452. Per the above-mentioned agreement dated March 31 2021, the note holders of $640,000 of convertible notes as well as other noteholders, also in 2021, agreed, conditional on the closing of an offering, to convert their notes to capital stock. These agreed conversions, which occurred subsequent to the attached financials dated December 31, 2020, would have the effect of significantly reducing the Company's liabilities from $767,158 to $47,906 based on an Accounts payable of $25,364 and Accrued interest of $22,542, {See attached Statement of Financial Position and Note 5-Subsequent Events.) The shares required for these conversions of both principal and accrued interest have been reserved and are among the fully diluted shares of the Company.

To continue ramping up its production and sales and continue as a going concern, Management of the Company has proposed a plan to raise capital through various sources of capital including the following:

o   Continued sale of existing paid product inventory with an approximate after sale gross profit of $242,790.
o   Additional investments or loans from existing shareholders or other private investors.
o   Funds raised from a Regulation CF offering with StartEngine.
o   Funds raised from a Regulation D Series A offering being led by Venture-Net Partners.
o   A $200,000 SBA Loan Application that is in process.
o   Licensing revenue from Company's patents and technology. (Company has received $25,000 to date).

Though not without risk, Management is confident the Company will be able raise the capital necessary to continue, indeed prosper, as a going concern as it has for the past 8 years.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

AUDEA, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - DEFERRED TAXES

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

	2020	2019
Net operating loss carryforward	$2,282,452	$1,971,575
Federal tax rate @21%	479,739	414,455
State tax rate @5%	114,224	98,680
	$593,96	$513,13.S
Less: Valuation allowance	(593,963)	(513,135)
Deferred tax asset		

NOTE 5 - SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred after the balance sheet date for potential recognition and disclosure through November 22, 2021, the date on which the financial statements were available to be issued and has indicated that no material subsequent events affecting the financial statements existed as of that date.

Management's Evaluation

Management has evaluated subsequent events through December 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.